UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

English translation of a press release issued by Petróleos Mexicanos on August 22, 2014.

* * *

PETRÓLEOS MEXICANOS

Date: August 22, 2014

MEXICO, D.F.

Pemex Provides Information Regarding Measurement of Crude Oil Production and Distribution

Petróleos Mexicanos (“Pemex”) issues the following clarifications with respect to measurement differences between crude oil production and distribution (which is the total amount of crude oil distributed to Mexico’s National Refining System and export terminals):

Differences between the volume of crude oil measured at the wellhead and the volume distributed reflect customary adjustments due to, among other things, shifting inventories, evaporation, shrinkage and product segregation.

Pemex discloses its crude oil production and distribution volumes in the reports it provides to regulatory agencies, including the U.S. Securities and Exchange Commission and Mexico’s Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission), as well as to investors.

Having identified increases in the difference between crude oil production and distribution, Pemex, in coordination with the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission), carried out an analysis to identify the elements that explain this difference and improve its measurement methodology and management system.

In connection with this analysis, Pemex has implemented various corrective actions, such as continuously monitoring its wells, reviewing and calibrating the relevant facilities and systems and installing additional crude oil dehydration systems.

Pemex is also working to calibrate its measurement equipment in order to help reduce measurement inconsistencies.

Sediment tanks are being installed in maritime terminals in order to accelerate water evaporation and crude oil stabilization, in a manner consistent with international standards.

Crude oil barrels being prepared for export undergo a stabilization process. These barrels are certified by Pemex, by the buyer and by a third party to verify that such barrels are complete and do not contain more than 0.5% water, which is the international norm.

The crude oil revenues reported by Pemex to the Mexican Government are based on the volume of crude oil delivered for distribution.

The Ley Federal de Derechos (Federal Duties Law) in effect as of the date of this report applies a duty based on the volume of crude oil extracted at the wellhead. Accordingly, the water content and measurement distortions have increased Pemex’s fiscal burden.

Crude oil production from January to July 2014 averaged 2,466 thousand barrels per day and crude oil distribution during this period averaged 2,311 thousand barrels per day. If to the latter figure one adds the amounts corresponding to shrinkage from evaporation (14 thousand barrels per day), product segregation (9 thousand barrels per day) and inventory losses (6 thousand barrels per day), crude oil production from January to July 2014, without water or measurement inconsistencies, averaged 2,340 thousand barrels per day.

Pemex expects that crude oil production at the end of 2014 will average at least 2,350 thousand barrels per day, after accounting for water and other measurement inconsistencies, as a result of improvements in the management of hydrocarbons reservoirs and the positive trend in the volume of crude oil distributed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos By: /s/ Carlos Caraveo Sánchez Carlos Caraveo Sánchez Associate Managing Director of Finance

Date: August 28, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;
•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity and sources of funding.

    Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition, including on our ability to hire and retain skilled personnel;
•	limitations on our access to sources of financing on competitive terms;
•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that it obtains successfully;
•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•	technical difficulties;
•	significant developments in the global economy;
•	significant economic or political developments in Mexico, including developments relating to the implementation of the bills that implement the new legal framework contemplated by the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters);
•	developments affecting the energy sector; and
•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.